UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

C&D TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
124661109
(CUSIP Number)
Lisa Conrad
Angelo, Gordon & Co., L.P.
245 Park Avenue, 26th Floor
New York, New York 10167
(212) 692-8220
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 16, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	124661109

1	NAMES OF REPORTING PERSONS ANGELO, GORDON & CO., L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		9,857,984

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,857,984

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,857,984

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	64.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA; PN

Page 2 of 8 Pages

CUSIP No.	124661109

1	NAMES OF REPORTING PERSONS JOHN M. ANGELO

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,857,984

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,857,984

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,857,984

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	64.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

Page 3 of 8 Pages

CUSIP No.	124661109

1	NAMES OF REPORTING PERSONS MICHAEL L. GORDON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,857,984

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,857,984

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,857,984

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	64.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

Page 4 of 8 Pages

CUSIP No.124661109
     This Amendment No. 3 supplements the information set forth in the Schedule 13D filed by the Reporting Person (as defined therein) with the United States Securities and Exchange Commission (the “Commission”) on September 24, 2010, as amended by Amendment No. 1, filed with the Commission on November 10, 2010, and Amendment No. 2, filed with the Commission on December 28, 2010 (collectively, the “Schedule 13D”), relating to the shares of Common Stock, par value $0.01 per share (the “Shares”), of C&D Technologies, Inc., a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.
     The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:
Item 1 Security and Issuer.
     Item 1 of the Schedule 13D is hereby amended and restated as follows:
     This Statement on Schedule 13D relates to shares of common stock, par value $0.01 per share, of the Issuer. The address of the principal executive office of the Issuer is 1400 Union Meeting Road, Blue Bell, Pennsylvania 19422.
Item 3 Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is hereby supplemented as follows:
     The aggregate consideration that would be required to acquire the Shares in the proposed transaction described in Item 4 would be approximately $51 million. The Shares that would be acquired in connection with the proposed transaction would be purchased with internally available resources of the AG Funds.
Item 4 Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby supplemented as follows:
     On June 16, 2011, Angelo, Gordon sent a letter to the board of directors of the Issuer on behalf of certain funds and accounts it manages communicating a proposal to acquire all of the outstanding Shares that Angelo, Gordon and its affiliates do not currently own for $9.50 per share in cash (the “Proposal”). A copy of the proposal letter is being filed herewith as Exhibit F and is incorporated by reference into this Item 4.
     The Proposal may result in one or more of the actions specified in clauses (a) — (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Shares from the New York Stock Exchange and the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.
     Angelo, Gordon reserves the right to modify or withdraw the Proposal at any time.
     This Schedule 13D is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through separate materials filed with the Commission. Stockholders of the Issuer and other interested parties are urged to read these materials when and if they

Page 5 of 8 Pages

CUSIP No.124661109
become available because they will contain important information. Stockholders of the Issuer will be able to obtain such documents (when and if available) free of charge at the Commission’s web site, www.sec.gov.
Item 5 Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended and restated as follows:
          (a) As of the date hereof, the Reporting Persons beneficially own 9,857,984 Shares. Based on information provided by the Issuer in its Form 10-Q for the quarterly period ended April 30, 2011, the number of Shares outstanding as of April 30, 2011 was 15,196,563. Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 64.86% of the total number of Shares outstanding.
          (b)(i) Angelo, Gordon may be deemed to have sole power to direct the voting and disposition of the 9,857,984 Shares.
          (ii) Mr. Angelo may be deemed to have shared power to direct the voting and disposition of the 9,857,984 Shares.
          (iii) Mr. Gordon may be deemed to have shared power to direct the voting and disposition of the 9,857,984 Shares.
          (c) Not applicable.
          (d) The limited partners of (or investors in) each of the AG Funds participating in the investments described herein have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.
          (e) Not applicable.
Item 7. Material to Be Filed as Exhibits.
     Exhibit F — Proposal Letter dated June 16, 2011

Page 6 of 8 Pages

CUSIP No.124661109
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 16, 2011	ANGELO, GORDON & CO., L.P. By: AG Partners, L.P. Its General Partner

By: JAMG LLC Its General Partner
	By:	/s/ Kirk Wickman
		Name:	Kirk Wickman
		Title:	Attorney-in-Fact

Date: June 16, 2011	JOHN M. ANGELO
/s/ Kirk Wickman
	Name:	Kirk Wickman
	Title:	Attorney-in-Fact

Date: June 16, 2011	MICHAEL L. GORDON
/s/ Kirk Wickman
	Name:	Kirk Wickman
	Title:	Attorney-in-Fact

Page 7 of 8 Pages

CUSIP No.124661109
EXHIBIT INDEX

Page No.
F. Proposal Letter dated June 16,2011	9

Page 8 of 8 Pages